Exhibit 21.1
Subsidiaries of Registrant

DynaResource de Mexico, S.A. de C.V.	75% owned as of February 12, 2009

Mineras de DynaResource, S.A. de C.V.

The Company owns 25% of Mineras and acquired effective control of Mineras by acquiring the option to purchase the remaining 75% of the Shares of Mineras for seventy five pesos (approximately $7.00 in United States dollars), as of December 31, 2007.   The Agreement also provided that the other shareholders relinquish and forfeit any and all rights, interests and claims in and to the Corporation and in or to any of the rights or assets owned or controlled by the Corporation.  The Option expires at January 6, 2010.

DynaResource Operaciones de San Jose De Gracia S.A. de C.V.	100% owned